UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               HMN FINANCIAL, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    40424G108
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No. 40424G108

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization

             Delaware

                       7    Sole Voting Power
                            0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             388,600 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                       10   Shared Dispositive Power
                            388,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person

             388,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                              [ ]

   13   Percent of Class Represented By Amount in Row (11)

             9.2%

   14   Type of Reporting Person

             PN

   CUSIP No. 40424G108

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]
   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization

             United States

                       7    Sole Voting Power
                            0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             388,600 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                       10   Shared Dispositive Power
                            388,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person

             388,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                              [ ]

   13   Percent of Class Represented By Amount in Row (11)

             9.2%

   14   Type of Reporting Person

             IN

   CUSIP No. 40424G108

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization

             United States

                       7    Sole Voting Power
                            0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             388,600 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                       10   Shared Dispositive Power
                            388,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person

             388,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                              [ ]

   13   Percent of Class Represented By Amount in Row (11)

             9.2%

   14   Type of Reporting Person

             IN

        This is Amendment No. 1 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson and Peter T. Kross (the "Group") on July 11, 1997 (the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of HMN Financial, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

   Item 3.   Source and Amount of Funds or Other Consideration

        The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $8,805,650. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as
   Exhibit 2 and incorporated herein by reference.

   Item 5.   Interest in Securities of the Issuer

        (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 388,600 shares of the Common Stock that the Partnership owns, constituting approximately 9.2% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1997. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

        (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 388,600 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

        (c) The following transactions are the only purchases of the Common Stock made by the Partnership in the past 60 days, all of which were made in open market purchases on the Nasdaq National Market System:

             Date           Number of Shares         Cost Per Share

             6/3/97              1,000                    $21 1/4
             6/5/97              3,000                    $21 1/4
             6/5/97              5,000                    $21 1/2
             6/13/97             2,500                    $21 1/2
             6/20/97             2,000                    $22
             6/20/97             3,000                    $22
             6/27/97            10,600                    $23 3/4
             6/30/97             5,000                    $23
             6/30/97             5,000                    $23 1/4
             7/2/97              7,500                    $22
             7/2/97             17,000                    $22 1/8
             7/2/97             50,000                    $22 1/2
             7/3/97              2,000                    $22 3/8
             7/8/97              2,000                    $22 3/4
             7/14/97            10,000                    $23 5/8
             7/18/97            149,000                   $23 5/8

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     July 23, 1997


                       LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP



                       By:       LaSALLE CAPITAL MANAGEMENT, INC.
                                 a General Partner

                            By:       /s/ Richard J. Nelson
                                      Richard J. Nelson, President


                       /s/ Richard J. Nelson
                       Richard J. Nelson


                       /s/ Peter T. Kross
                       Peter T. Kross